Exhibit (a)(1)(F)
IMMEDIATE ATTENTION REQUIRED
June 29, 2007
Re: Expedia, Inc. Tender Offer
Dear Expedia Retirement Savings Plan Participant:
     The enclosed tender offer materials and Direction Form require your immediate attention. Our records reflect that, as a participant in the Expedia Retirement Savings Plan (the “Plan”), all or a portion of your individual account is invested in the Expedia, Inc. Stock Fund (the “Stock Fund”). The tender offer materials describe an offer by Expedia, Inc. to purchase up to 116,666,665 shares of its common stock, par value $.001 per share (the “Shares”), at a price not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest (the “Offer”). As described below, you have the right to instruct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, concerning whether to tender Shares attributable to your individual account under the Plan. You will need to complete the enclosed Direction Form and return it to Fidelity’s tabulator in the enclosed return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on Friday, August 3, 2007, unless the Offer is extended, in which case the deadline for receipt of instructions will be three business days prior to the expiration date of the Offer, if feasible.
     The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for completing and submitting the Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, dated June 29, 2007 (the “Offer to Purchase”), enclosed with this letter.
BACKGROUND
     Expedia, Inc. (“Expedia”) has made an Offer to its stockholders to tender up to 116,666,665 shares of its common stock, par value $.001 per share, for purchase by Expedia at a price not greater than $30.00 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase. Expedia will select the lowest purchase price that will allow it to purchase 116,666,665 Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not withdrawn. All Shares acquired in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.
     The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of Expedia’s stockholders. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase.
     The Offer extends to the Shares held by the Plan. As of June 19, 2007, the Plan had approximately 75,946 Shares allocated to participant accounts. Only Fidelity, as trustee of the Plan, can tender these Shares in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to tender some or all of the Shares attributable to your individual account in the Plan, and at what price or prices. Unless otherwise required by applicable law, Fidelity will tender Shares attributable to participant accounts in accordance with participant instructions and Fidelity will not tender

Shares attributable to participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to Fidelity’s tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares attributable to your Plan account will be tendered.
LIMITATIONS ON FOLLOWING YOUR DIRECTION
     The enclosed Direction Form allows you to specify the percentage of the Shares attributable to your account that you wish to tender and the price or prices at which you want to tender Shares attributable to your account. As detailed below, when Fidelity tenders Shares on behalf of the Plan, they may be required to tender Shares on terms different than those set forth on your Direction Form.
     The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between Expedia and Fidelity prohibit the sale of Shares to Expedia for less than “adequate consideration” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. Fidelity will determine “adequate consideration,” based on the prevailing or closing market price of the Shares on the NASDAQ Global Select Market on or about the date the Shares are tendered by Fidelity (the “prevailing market price”). Accordingly, depending on the prevailing market price of the Shares on such date, Fidelity may be unable to follow participant directions to tender Shares to Expedia at certain prices within the offered range. Fidelity will tender or not tender Shares as follows:
•	If the prevailing market price is greater than the maximum tender price offered by Expedia ($30.00 per Share), notwithstanding your direction to tender Shares in the Offer, the Shares will not be tendered.
•	If the prevailing market price is lower than the price at which you direct Shares be tendered, notwithstanding the lower closing market price, Fidelity will follow your direction both as to percentage of Shares to tender and as to the price at which such Shares are tendered.
•	If the prevailing market price is greater than the price at which you direct the Shares be tendered but within the range of $27.50 to $30.00, Fidelity will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the lowest tender price that is not less than prevailing market price.
•	If the prevailing market price is within the range of $27.50 to $30.00, for all shares directed to be tendered at the “per Share purchase price to be determined pursuant to the tender offer”, Fidelity will tender such Shares at the lowest tender price that is not less than the prevailing market price.
Unless otherwise required by applicable law, Fidelity will not tender Shares for which it has received no direction, or for which it has received a direction not to tender. Fidelity makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE HIS OR HER OWN DECISIONS.
CONFIDENTIALITY
     To assure the confidentiality of your decision, Fidelity and their affiliates or agents will tabulate the Direction Forms. Neither Fidelity nor their affiliates or agents will make your individual direction available to Expedia.

PROCEDURE FOR DIRECTING TRUSTEE
     Enclosed is a Direction Form which should be completed and returned to Fidelity’s tabulator. Please note that the Direction Form indicates the number of Shares attributable to your individual account as of June 19, 2007. However, for purposes of the final tabulation, Fidelity will apply your instructions to the number of Shares attributable to your account as of August 3, 2007, or if the Offer is extended, three business days prior to the expiration date of the Offer, if feasible.
     If you do not properly complete the Direction Form or do not return it by the deadline specified, such Shares will be considered NOT TENDERED.
     To properly complete your Direction Form, you must do the following:
(1)	On the face of the Direction Form, check Box 1 or 2. CHECK ONLY ONE BOX:
•	CHECK BOX 1 if you do not want the Shares attributable to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

•	CHECK BOX 2 in all other cases and complete the table immediately below Box 2. Specify the percentage (in whole numbers) of Shares attributable to your individual account that you want to tender at each price indicated.

You may direct the tender of Shares attributable to your account at different prices. To do so, you must state the percentage (in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price. Also, you may elect to accept the per Share purchase price to be determined pursuant to the tender offer, which will result in receiving a price per Share as low as $27.50 or as high as $30.00. Leave a given line blank if you want no Shares tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Shares attributable to your individual account.
(2)	Date and sign the Direction Form in the space provided.

(3)	Return the Direction Form in the enclosed return envelope so that it is received by Fidelity’s tabulator at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 4:00 p.m., New York City time, on Friday, August 3, 2007, unless the Offer is extended, in which case the participant deadline shall be three business days prior to the expiration date of the Offer, if feasible. If you wish to return the form by overnight courier, please send it to Fidelity’s tabulator at Tabulator, 60 Research Road, Hingham, MA 02043. Directions via facsimile will not be accepted.
     Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on Friday, August 3, 2007, unless the Offer is extended. In order to make an effective withdrawal, you must submit a new Direction Form which may be obtained by calling Fidelity at (800) 835-5095. Upon receipt of a new, completed and signed Direction Form, your previous direction will be deemed canceled. You may direct the re-tendering of any Shares attributable to your individual account by obtaining an additional Direction Form from Fidelity and repeating the previous instructions for directing tender as set forth in this letter.

     After the deadline above for returning the Direction Form to Fidelity’s tabulator, Fidelity and their affiliates or agents will complete the tabulation of all directions. Fidelity will tender the appropriate number of Shares on behalf of the Plan.
     Expedia will then buy all Shares, up to 116,666,665, that were properly tendered and not properly withdrawn in the Offer. If there is an excess of Shares tendered, Shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any Shares attributable to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.
     The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Shares held within their individual accounts. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to the participants in the Plan.
EFFECT OF TENDER ON YOUR ACCOUNT
     If you direct Fidelity to tender some or all of the Shares attributable to your Plan account, as of 4:00 p.m., New York City time, on August 3, 2007, certain transactions involving the Stock Fund attributable to your account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or the completion date is extended. (Balances in the Stock Fund will be utilized to calculate amounts eligible for loans and withdrawals throughout this freeze on the Stock Fund.) In the event that the Offer is extended, the freeze on transactions involving the Stock Fund will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Fund will commence. You can call Fidelity at (800) 835-5095 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.
     If you directed Fidelity to NOT tender any of the Shares attributable to your account or you did not return your Trustee Direction Form in a timely manner, you will continue to have access to all transactions normally available to the Stock Fund, subject to Plan rules.
INVESTMENT OF PROCEEDS
     For any Shares in the Plan that are tendered and purchased by Expedia, Expedia will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.
     Fidelity will invest proceeds received with respect to Shares attributable to your account in the Fidelity Freedom Income Fund as soon as administratively possible after receipt of proceeds. Fidelity anticipates that the processing of participant accounts will be completed five to seven business days after receipt of these proceeds. You may call Fidelity at (800) 835-5095 after the reinvestment is complete to learn the effect of the tender on your account or to have the proceeds from the sale of Shares which were invested in the Fidelity Freedom Income Fund invested in other investment options offered under the Plan.
SHARES OUTSIDE THE PLAN
     If you hold Shares outside of the Plan, you will receive, under separate cover, Offer materials to be used to tender those Shares. Those Offer materials may not be used to direct Fidelity to tender or not tender the Shares attributable to your individual account under the Plan. Likewise, the tender of Shares attributable to your individual account under the Plan will not be effective with respect to Shares you hold outside of the Plan. The direction to tender or not tender Shares attributable to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender Shares held outside of the Plan.
FURTHER INFORMATION
     If you require additional information concerning the procedure to tender Shares attributable to your individual account under the Plan, please contact Fidelity at (800) 835-5095. If you require additional information concerning the terms and conditions of the Offer, please call MacKenzie Partners, Inc., the Information Agent, toll free at (800) 322-2885.
Sincerely,
Fidelity Management Trust Company